UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FUEL TECH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

359523107
(CUSIP Number of Class of Securities)

Albert G. Grigonis
Senior Vice President, General Counsel & Secretary
27601 Bella Vista Parkway
Warrenville, IL 60555
630-845-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,493,855	$289.54

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Fuel Tech, Inc. that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 934,500 shares of Fuel Tech, Inc. common stock and have an aggregate value of $2,493,855 as of May 26, 2011 as determined using a lattice binomial option pricing model based on a closing price per share of the issuer’s common stock of $8.04 on May 26, 2011.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” beginning on page 1 of the Offer Circular, dated June 1, 2011 (the “Offer Circular”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Fuel Tech, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 27601 Bella Vista Parkway, Warrenville, IL 60555. The Company’s telephone number is 630-845-4500.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees of the Company (as described in the Offer Circular) to exchange Eligible Options (as defined in the Offer Circular) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), for replacement awards of restricted stock units (the “Replacement Awards”) to be granted by the Company under the Fuel Tech, Inc. Incentive Plan (“FTIP”). The offer by the Company, and the exchange of Eligible Options for Replacement Awards, are each made upon the terms and conditions described in the Offer Circular and the related Election Form attached hereto as Exhibit (a)(1)(B). The Offer Circular and the Election Form are incorporated herein by reference.

The information set forth in the response to Question 32 (“How many Eligible Options are there?”) in the Offer Circular is incorporated herein by reference.

(c) The information set forth in the response to Question 30 (“What is the price of our common stock?”) in the Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the response to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Form; and

(ii) the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the responses to Questions 2 through 18 under the caption “Terms of the Offer — The Offer”; the information set forth in the response to Question 19 under the caption “Terms of the Offer — The Calculation of Replacement Awards”; the information set forth in the responses to Questions 20 through 26 under the caption “Terms of the Offer — Description of Terms and Conditions of Replacement Awards”; the information set forth in the responses to Questions 27 through 29 and Questions 32 through 34 under the caption “Terms of the Offer — Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer — Federal Income Tax and Social Security Consequences,” including, without limitation, the responses to Questions 38 through 45.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) The information set forth in the responses to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) and Question 35 (“Is Fuel Tech contemplating any other transactions?”) in the Offer Circular is incorporated herein by reference. The FTIP and related option agreements that evidence

i

the Eligible Options, filed as Exhibit (d)(1), contain information regarding the Eligible Options, and are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The following information from the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; and the information set forth in the response to Question 1 under the caption “Terms of the Offer — Background and Reasons for the Offer.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions of the offer set forth in the Election Form; and

(ii) the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption “Terms of the Offer — The Offer,” including, without limitation, the information in the responses to Questions 2 through 17; and the information in the response to Question 18 under the caption “Terms of the Offer — The Calculation of Replacement Awards.”

(c) The information set forth in the response to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) and in the response to Question 35 (“Is Fuel Tech contemplating any other transactions?”) of the Offer Circular is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The following information set forth in the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption the “Terms of the Offer — Description of Terms and Conditions of Replacement Awards,” including without limitation, the information set forth in the responses to Questions 19 through 26; and the information set forth in the responses to Question 29 and Question 32 under the caption “Terms of the Offer — Other Provisions; Administration.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Form; and

(ii) the information set forth in the responses to Question 4 (“What are the conditions to the Offer?”) and Question 6 (“How may I accept the Offer?”) in the Offer Circular.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the response to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

(a) The following information is incorporated herein by reference:

(i) the information set forth in the Offer Circular in the response to Question 31 (“What information is available regarding Fuel Tech?”) and the information set forth under “Additional Information; Incorporation of Documents by Reference” in the Offer Circular;

(ii) Audited financial statements of Fuel Tech and its consolidated subsidiaries for the fiscal years ended December 31, 2009 and December 31, 2010 as shown in pages 21 through 43 of Fuel Tech’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 9, 2011;

(iii) Unaudited financial statements of Fuel Tech and its consolidated subsidiaries for the quarter ended March 31, 2011, as shown in pages 1 through 12 of Fuel Tech’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 9, 2011;

(iii) the ratios of earnings to fixed charges included in Attachment B to the Offer Circular; and

(iv) the book value per share data included in Attachment B to the Offer Circular.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

The following information is incorporated herein by reference:

(i) the information set forth in the responses to Question 31 (“What information is available regarding Fuel Tech?”), Question 33 (“How does the Offer relate to Fuel Tech’s directors and executive officers?”), Question 35 (“Is Fuel Tech contemplating any other transactions?”) and Question 36 (“Are there any regulatory requirements or other approvals that Fuel Tech must comply with or obtain?”) in the Offer Circular; and

(ii) the information contained in the “Additional Information; Incorporation of Documents by Reference” section in the Offer Circular.

We are not aware of any applicable anti-trust laws, margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and applicable regulations, or any material pending legal proceedings relating to the offer in connection with the offer.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options, dated June 1, 2011, including the attachments thereto.
(a)(1)(B)	Form of Election Form and Release Agreement.
(a)(1)(C)	Form of Notice of Change of Election.
(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees.
(a)(1)(E)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2011. (Incorporated herein by reference.)
(a)(1)(F)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 9, 2011. (Incorporated herein by reference.)
(a)(4)	Form of Notice of Grant of Restricted Stock Units
(b)	Not applicable.
(d)(1)	Fuel Tech, Inc. Incentive Plan, as amended, including the standard forms of stock option agreements, attached thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (No. 333-137735) filed with the SEC on October 2, 2006).
(d)(2)	Fuel Tech, Inc. Form of Non-Qualified Stock Option Agreement. (Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 6, 2007).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FUEL TECH, INC.

By:	/s/ David S. Collins
David S. Collins
Senior Vice President, Treasurer and
Chief Financial Officer

Date: June 1, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options, dated June 1, 2011, including the attachments thereto.
(a)(1)(B)	Form of Election Form and Release Agreement.
(a)(1)(C)	Form of Notice of Change of Election.
(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees.
(a)(1)(E)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2011. (Incorporated herein by reference.)
(a)(1)(F)	The Company’s Annual Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 9, 2011. (Incorporated herein by reference.)
(a)(4)	Form of Notice of Grant of Restricted Stock Units
(b)	Not applicable.
(d)(1)	Fuel Tech, Inc. Incentive Plan, as amended, including the standard forms of stock option agreements, attached thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (No. 333-137735) filed with the SEC on October 2, 2006.)
(d)(2)	Fuel Tech, Inc. Form of Non-Qualified Stock Option Agreement. (Incorporated by reference to Exhibit 4.6 to the Company’s Form 10-K for the year ended December 31, 2006 filed with the SEC on March 6, 2007.)
(g)	Not applicable.
(h)	Not applicable.